[CHINA INTEGRATED ENERGY, INC. LETTERHEAD]

Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	China Integrated Energy, Inc.
Form 8-K filed May 2, 2011
File No. 001-34390

Dear Mr. Hiller:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the staff of the Securities and Exchange Commission (the “Staff”) on May 9, 2011 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 8-K filed May 2, 2011

Change in Registrant’s Certifying Accountant

1)  Please describe the efforts you have made to engage a new auditor and indicate when you expect to have the reaudit of your financial statements completed.  Submit a detailed explanation of any matters that have or may delay this process.  Tell us when you will file a Form 8-K to report this information.

Immediately after KPMG’s resignation, we commenced preliminary discussions with several audit firms.  On May 3, 2011, we decided to pursue engaging BDO Seidman, and on the following day, BDO supplied a preliminary due diligence list setting forth the information they wished to review.  We provided substantially all of the required information to BDO on the following day (May 5).  On May 11, 2011, we arranged for an in-person meeting with Mr. Tom Lin, international audit partner of BDO, scheduled to take place on Saturday, May 14, 2011.

On May 12, 2011, we were advised by BDO that as a result of the PCAOB Research Note # 2011-P1 entitled, “Activity Summary and Audit Implications for Reverse Mergers involving Companies for the China Region: January 1, 2007 through March 31, 2010” (the “PCAOB Note”), BDO had determined that it cannot take on CBEH as an audit client.  Indeed, BDO seemed to indicate that the PCAOB Note would prohibit any firm like BDO from taking on any audit assignments from companies (Chinese reverse merger companies, or CRMs) referenced in the Note.  Although we pointed out that our reading of the PCAOB Note was not consistent with any such prohibition, BDO responded that its declination reflected an internal policy based on the industry response to the PCAOB Note.

Karl Hiller
Securities and Exchange Commission
May 16, 2011

We are, of course, testing the information supplied by BDO and, in any event, are in the process of seeking out another audit firm to engage.  As it is our preference to retain one of the upper echelon auditing firms, all of which, according to the information supplied by BDO, will suffer the same infirmity, until we are able to clarify, and hopefully overcome, what we consider to be a misperception of the PCAOB Note, we cannot provide an estimate or timeline of when the re-audit of the financial statements will be completed or when we will file a Form 8-K to report the engagement of a new auditor.

We do not believe, however, that our prior Current Report on Form 8-K  announcing the resignation of its auditors needs to be amended to include the foregoing information.  We understand the Staff’s interest in the progress of the engagement of the auditor, however, we do not believe that anything that has transpired since the resignation is appropriate for public disclosure and request that the foregoing discussion only be required to be provided to the Staff.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

2.  Given that KPMG has advised that you may no longer rely upon its audit opinion we expect you will need to amend your Form 10-K to indicate in the head-notes and column labels that the financial statements are unaudited.  Please include an explanatory note in the forepart of the document and remove the KPMG audit opinion.  If you are unable to obtain a reissued opinion from Sherb & Co. LLP when filing your amendment, the earlier years will need to be similarly labeled.  Once you have obtained a new audit of your financial statements you will need to amend the document to include the opinion.

The Company will revise its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) as requested by the Staff and intends to file an amendment to the Form 10-K.  The Company has contacted its prior auditor, Sherb & Co., LLP, to inform them of the amendment to be filed and to confirm that they will consent to the incorporation of Sherb’s prior opinions.  The Company expects to receive a response from Sherb shortly.  However, as of the date hereof, the Company has not received any notice, whether verbal or written, that Sherb would not reissue its opinion for the years ended 2009 and 2008.  The Company acknowledges that once a re-audit of its 2010 financial statements has been completed, it will file an additional amendment to the Form 10-K.

3.  Considering the view expressed by KPMG, tell us whether your conclusions about the effectiveness of your disclosure controls and procedures and internal control over financial reporting, as expressed in your Form 10-K, remain valid.  Describe the measure you have taken to evaluate the concerns expressed by KPMG in formulating your view.  If it has become apparent that your disclosure controls and procedures or your internal control over financial reporting as of the end of your fiscal year were not actually effective, notwithstanding your earlier conclusions, please modify the disclosure in your Form 10-K to clarify the matter – identify the information that has come to your attention and describe the steps you will take to remedy the situation.

Karl Hiller
Securities and Exchange Commission
May 16, 2011

We believe that management’s conclusion about the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting still remains valid.  In May 2009, we engaged KPMG Advisory (China) Limited to assist us with our SARBOX 404 compliance.  KPMG Advisory (China) Limited was engaged until December 2010, when the process of reviewing, assessing and implementing the controls was completed.  At the time of the assessment of the controls on December 31, 2010, our prior CFO was involved in the assessment and, with the CEO, reached the conclusion that the controls were effective.

We have discussed with our Board of Directors the concerns expressed by KPMG in its resignation letter, which were alleged “inconsistencies” in representations by management.  Specifically, KPMG stated that management’s conduct with regard to the investigation was contrary to management’s claim that they would fully cooperate.   KPMG pulled its audit report solely on the basis of this alleged “inconsistency.”   Prior to its resignation, KPMG never manifested any concerns regarding controls or any indication that it believed that the controls were not effective.

Nothing has come to the attention of management or the Board of Directors to lead either to believe that the Company’s disclosure controls and procedures or its internal control over financial reporting as of the year end were not actually effective.  Nonetheless, in light of this comment, management has decided that it will perform a re-assessment of its disclosure controls and procedures and internal control over financial reporting.  Management has estimated that it needs approximately two weeks to complete this re-assessment, and will provide an update to the Staff once it is completed.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Integrated Energy, Inc.

By:	/s/ Xincheng Gao
Name:	Xincheng Gao
Title:	Chief Executive Officer